Exhibit 1
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FOR IMMEDIATE RELEASE                                          22 September 2008


                              WPP GROUP PLC ("WPP")

       Hill & Knowlton increases stake in Synergy Hill & Knowlton in Korea


WPP announces that its wholly-owned public relations and public affairs network, Hill & Knowlton, has agreed to acquire, subject to regulatory approvals, further shares in the capital of Synergy Hill & Knowlton Co, Ltd. ("Synergy Hill & Knowlton") one of Korea's leading marketing services agencies. Hill & Knowlton has held a minority stake in Synergy Hill & Knowlton since 2001 and will now hold a majority of the shares.

Founded in 1999 and based in Seoul, Synergy Hill & Knowlton employs 33 people. Clients include LG Electronics, Johnson & Johnson, Pernod Ricard Korea, Lock&Lock, Yongsan Commercial Zone Development Corporation, and the Organizing Committee for the Expo 2012 Yeosu Korea.

Synergy Hill & Knowlton had revenues of KRW 3,952 million for the year ended 31 December 2007 and gross assets of KRW 2,591 million as at the same date.

This investment continues WPP's strategy of developing its networks in important markets and sectors.


Contact:

Feona McEwan, WPP                                      +44(0)20 7408 2204
www.wpp.com
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